Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Successor				Predecessor
	Year Ended May 31, 2010		Year Ended May 31, 2009	Period from July 12, 2007 - May 31, 2008	Period from June 1, 2007 - July 11, 2007	Years Ended May 31,
						2007	2006
Earnings:
Earnings (loss) before income taxes	$(141.7)		$(920.4)	$(1,194.3)	$(81.9)	$501.6	$611.0
Add: Fixed charges (per below)	516.4		618.9	603.1	0.3	9.3	11.7
Total earnings (loss)	$374.7		$(301.5)	$(591.2)	$(81.6)	$510.9	$622.7
Fixed charges:
Interest expense (2)	$516.4		$618.9	$603.1	$0.3	$9.3	$11.7

Total fixed charges	$516.4		$618.9	$603.1	$0.3	$9.3	$11.7

Ratio of earnings to fixed charges	N/A	(1)	N/A (1)	N/A (1)	N/A (1)	54.9	53.2

(1)	Earnings were inadequate to cover fixed charges for the years ended May 31, 2010 and 2009, for the period July 12, 2007 through May 31, 2008, and for the period June 1, 2007 through July 11, 2007 by $141.7 million, $920.4 million, $1,194.3 million, and $81.9 million, respectively.
(2)	Interest expense includes the amortization of deferred financing costs and bond premium.